Advantage Energy Income Fund – News Release

June 15, 2009

FOR IMMEDIATE RELEASE, NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Advantage Announces $252.6 Million in Asset Dispositions and $102 Million Trust Unit Financing

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN – TSX, AAV – NYSE) announced today that it has signed two purchase and sale agreements relating to the disposition of $252.6 million of assets and signed an agreement providing for a bought deal financing to raise $102 million ($117.3 million if the over-allotment option is exercised) of equity through the issuance of trust units. The combined gross proceeds of $354.6 million from the strategic asset dispositions and equity raise will significantly improve Advantage's financial flexibility, allowing it to pursue growth opportunities, including the development of its Montney natural gas resource play at Glacier, Alberta. Together, the approximately $348 million in net proceeds will initially be used to repay indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures, and for general corporate purposes.

Strategic Asset Dispositions

Advantage is pleased to announce that it has entered into two purchase and sale agreements in respect of the sale of Advantage's assets (the "Sale Assets") located in Northeast British Columbia and Northwest Alberta.

Package One Disposition

The disposition price for one package (the "Package One Assets") of the Sale Assets is $176 million, subject to customary adjustments. The Package One Assets are currently producing approximately 5,900 boe/d with an 82% natural gas weighting and an estimated proved plus probable reserve life index of 8.7 years. Proved plus probable reserves of the Package One Assets were estimated by Sproule Associates Limited to be 18.8 MMboe as of March 31, 2009. The closing of the sale of the Package One Assets is scheduled for July 24, 2009, with an April 1, 2009 effective date.

Package Two Disposition

The disposition price for the second package (the "Package Two Assets") of the Sale Assets is $76.6 million, subject to customary adjustments. The Package Two Assets are currently producing approximately 2,200 boe/d with a 56% natural gas weighting and an estimated proved plus probable reserve life index of 9.8 years. Proved plus probable reserves of the Package Two Assets were estimated by Sproule Associates Limited to be 8.5 MMboe as of March 31, 2009. The closing of the sale of the Package Two Assets is scheduled for July 15, 2009, with an April 1, 2009 effective date.

The above disposition transactions are subject to customary regulatory approvals and other conditions. There is no guarantee that either of the sale transactions referenced above will be completed.

Bought Deal Financing

Advantage is also pleased to announce that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets, for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 17,000,000 trust units at a price of $6.00 per Unit, for total gross proceeds of $102 million. Advantage has granted the underwriters an Over-allotment Option, exercisable in whole or in part up to 30 days following closing, to purchase up to an additional 2,550,000 trust units at the same offering price. If the Over-allotment Option is fully exercised, the total gross proceeds of the financing will be $117.3 million. A preliminary short-form prospectus will be filed with securities regulatory authorities in each of the provinces of Canada (other than Québec) on or before June 19, 2009. Closing of the offering is expected to occur on or about July 7, 2009. The net proceeds of the Offering will initially be used to repay indebtedness under Advantage's credit facility which may be subsequently redrawn to fund capital expenditures and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Units have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

For further information contact:

Investor Relations

Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND

700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2

Phone: (403) 718-8000, Fax: (403) 718-8300

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

Boe Advisory

The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.